UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                 TCSI CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87233R106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Kenneth Luskin
                    Intrinsic Value Asset Management, Inc.
                       29229 Heathercliff Road, Suite 5
                           Malibu, California  90265
                                 (310) 457-9303
               (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  October   22, 2001
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f)
 or 240.13d-1(g), check the following box. |x|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d--7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Intrinsic Value Asset Management, Inc., a California corporation, and Kenneth Luskin, who disaffirm the existence of any group and who are sometimes referred to as the "Reporting Persons."

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) | |
(SEE INSTRUCTIONS)					(b) | |

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
	00

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			| |

6
CITIZENSHIP OR PLACE OF ORGANIZATION
	California
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER
	[_5,193,000__]

8
SHARED VOTING POWER
	[______0____]

9
SOLE DISPOSITIVE POWER
	[_______5,193,000___]

10
SHARED DISPOSITIVE POWER
	[______0____]

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	[_5,193,000_________]

12
CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			| |

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	[_________22.38%]

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IA



1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
	Intrinsic Value Asset Management, Inc.
	IRS Identification No.:  95-4779707

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) | |
(SEE INSTRUCTIONS)					(b) | |

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
	00

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			| |

6
CITIZENSHIP OR PLACE OF ORGANIZATION
	California

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER
	[4,674,500]

8
SHARED VOTING POWER
	0

9
SOLE DISPOSITIVE POWER
	[4,674,500]

10
SHARED DISPOSITIVE POWER
	0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	[4,674,500]

12
CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			| |

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	[20.14%]

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IA



1
NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Kenneth Luskin

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) | |
(SEE INSTRUCTIONS)						(b) | |

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF,	00

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				| |

6
CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER
	[_518,500_]

8
SHARED VOTING POWER
	0

9
SOLE DISPOSITIVE POWER
	[__518,500_]

10
SHARED DISPOSITIVE POWER
	0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	[__518,500________]

12
CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			| |

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	[_____2.23___%]

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN



             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                    ATTESTATION

Item 1.	Security and Issuer.
Common Stock
Name of Issuer:	TCSI Corporation
Address of Issuer:	1080 Marina Village Parkway
	Alameda, California  94501

Item 2.	Identity and Background.

Name:
Intrinsic Value Asset Management, Inc. ("IVAM")
Place of Organization:
California
Principal Business:
Investment Adviser
Address of Principal
Business and Office:
29229 Heathercliff Road, Suite 5
Malibu, California  90265
Criminal Proceedings:
None
Applicable Civil,
Judicial, or
Administrative
Proceedings:
None




Name:
Kenneth Luskin ("Luskin")
Principal Business:
President of Intrinsic Value Asset Management, Inc.
Address of Principal
Business and Office:

29229 Heathercliff Road, Suite 5
Malibu, California  90265
Criminal Proceedings:
None
Applicable Civil,
Judicial, or
Administrative
Proceedings:
None
Citizenship:
USA

Although this statement is being made jointly by IVAM and Luskin, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds used for the acquisition of Common Stock of the Issuer were personal investment funds of Luskin in the aggregate amount of $558,442 with respect to 518,500 shares of Common Stock personally owned by Luskin, and funds in the aggregate amount of $6,428,100 of advisory clients of IVAM, with respect to 4,674,500 shares of Common Stock owned by such advisory clients.

Item 4.	Purpose of Transaction.

The shares of Common Stock covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons have now decided that it would be in their best interests, and those of the other shareholders, to attempt to influence the business strategies and operations of the Issuer. The
Reporting Persons believe it is incumbent on current management to take all necessary steps to increase shareholder value.
The Reporting Persons intend to meet with current management to discuss its business strategies and opportunities as well as management plans to increase shareholder value.
Luskin has advised current management of his intent to seek representation on the board of directors of the Issuer. The Reporting Persons may propose changes in the business strategies and structure of the Issuer, including, but not limited to, possible mergers or sales.
The Reporting Persons may also propose changes to the board of directors of Issuer and may encourage, participate in or lead a proxy contest to change the Issuer's board of directors.

Except as set forth above, the Reporting Persons have no present plans that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of _September 7, 2001 the Reporting Persons beneficially owned the following number of shares of the Company's Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parentheses below is based on 23,205,534 shares of Common Stock outstanding on August 3, 2001 according to the Company's Form
10-Q Quarterly Report for the quarter ended June 30, 2001).

(i)	Luskin personally owned 518,500 shares (2.23%).
(ii)	IVAM beneficially owned 4,674,500shares (20.14%).
(iii)	Total of the above is 5,193,000 shares (22.38%).

(b)	(i)	IVAM:
		(1)	Sole Voting Power:  _4,674,500_________
			(2)	Shared Voting Power:  _______0___
			(3)	Sole Dispositive Power:  _4,674,500___
			(4)	Shared Dispositive Power:  __________

(ii)	Luskin:
		(1)	Sole Voting Power:  _518,500_________
			(2)	Shared Voting Power:  _____0_____
			(3)	Sole Dispositive Power:  ____518,500__
			(4)	Shared Dispositive Power:  _0_____

(c)	[Not Applicable.]

(d)	The shares of Common Stock to which this schedule relates, other than the shares personally owned by Luskin, are held for the accounts of investment advisory clients of IVAM. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. The ownership interest of any such account does not relate to more than five percent of the
Common Stock, except as follows: account of Charles K. Fischer
(8.127%)

(e)	[Not applicable.]

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

IVAM manages the assets of its advisory clients pursuant to investment advisory agreements which authorize it to acquire and dispose of securities in its discretion and to exercise the voting authority of such securities.

Item 7.	Matter to be filed as Exhibits
Not applicable.


SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2001
/s/ Kenneth Luskin
Kenneth Luskin

INTRINSIC VALUE ASSET MANAGEMENT, INC.


By:	/s/ Kenneth Luskin
	Kenneth Luskin, President


EXHIBIT I
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to ownership by each of the undersigned of shares of Common Stock of TCSI Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  October 22, 2001
KENNETH LUSKIN


/s/ Kenneth Luskin

INTRINSIC VALUE ASSET
MANAGEMENT, INC.


By:	/s/ Kenneth Luskin
	President